FORWARD FUNDS

101 California Street, 16th Floor

San Francisco, CA 94111

June 1, 2016

VIA EDGAR

Mr. Edward P. Bartz

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

RE:	Forward Funds (the “Registrant”)

File Nos. 033-48940; 811-06722

Post-Effective Amendment (“PEA”) No. 123 and Amendment No. 123

Dear Mr. Bartz:

This letter supplements the response letter (the “Response Letter”) to comments delivered orally via telephone to Richard F. Kerr of K&L Gates LLP on Friday, April 29, 2016 by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on PEA No. 122 and Amendment No. 122 to the Forward Funds’ registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, (the “1940 Act”) filed on April 29, 2016 with the Commission (Accession Number 0001193125-16-570296).

As represented to the Staff in the Response Letter, management of the Registrant has considered further the Staff’s comments with respect to the compliance of each of “Salient Frontier Strategy Fund” and “Salient Tactical Muni Strategy Fund” with Rule 35d-1 under the 1940 Act, including whether it may be appropriate to: (i) change the name of the Fund to remove “Frontier” or “Muni,” as applicable; (ii) adopt a policy to invest 80% of the Fund’s assets in “frontier” or “muni” securities, as applicable; or (iii) take other actions deemed appropriate by management and the Board of Trustees of the Fund.

After such consideration, management has made the following determinations:

1.	As has been communicated to the Staff in connection with prior updates to the Registrant’s registration statement, the Salient Frontier Strategy Fund’s name does not refer to a type of investment but instead reflects that the Fund has an investment strategy that seeks to provide exposure to the returns of frontier markets. As a result, the Fund is not subject to the requirements of Rule 35d-1.

2.	The Salient Tactical Muni Strategy Fund’s name has been changed to “Salient Tactical Muni & Credit Fund” effective on June 1, 2016, and, consistent with the requirements of Rule 35d-1, the Fund has adopted an 80% investment policy.

U.S. Securities and Exchange Commission

June 1, 2016

No fees are required in connection with this filing. If you have any questions regarding the enclosed information, please contact me directly at (720) 917-0585.

Kind regards,

/s/ Megan Hadley Koehler
Megan Hadley Koehler, Esq.

cc:	Paul Bachtold, Chief Compliance Officer, Forward Funds and Salient MF Trust
George J. Zornada, Esq., K&L Gates LLP
Richard F. Kerr, Esq., K&L Gates LLP
Jonathan W. DePriest, Esq., Salient Partners, L.P.